UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024.

 Commission File Number 001-39169

Natura &Co Holding S.A.

(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A

Parque Anhanguera

São Paulo, São Paulo 05106-000, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

NATURA &CO HOLDING S.A.

Publicly-Held Company

CNPJ/ME n° 32.785.497/0001-97

NIRE 35.300.531.582

NOTICE TO SHAREHOLDERS

A NATURA &CO HOLDING S.A. (B3: NTCO3) (“Natura &Co” or “Company”), in continuation of the material fact disclosed on March 28, 2024 (“Material Fact”), informs its shareholders and the market in general that it will proceed with the payment of interest on equity in the total gross amount of R$44,853,174.48, subject to tax withholding, corresponding to R$0.0324157 per share (excluding treasury shares). The payment of equity interest is based on the shareholder position as of April 8, 2024, with the Company’s shares trading "ex-interest" as of April 9, 2024.

The payment, with a net amount per share of R$0.0284370, will be made on December 3rd, 2024, directly into the shareholders' bank accounts as registered with Banco Itaú S.A., the financial institution responsible for custody of the Company's shares, with income tax withholding applied as required.

Alternatively, shareholders may appear to receive the amounts in person at the Banco Itaú S.A. branch of their choice, with documents proving ownership of the Company's shares.

Interest on equity relating to shares held in custody at CBLC – Companhia Brasileira de Liquidação e Custódia will be paid to CBLC, which will pass it on to shareholders through the Depositing Brokers.

São Paulo, November 25 2024.

Guilherme Strano Castellan

CFO and Investor Relations Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

NATURA &CO HOLDING S.A.

By:	/s/ Guilherme Strano Castellan

Name: Guilherme Strano Castellan

Title: Principal Financial Officer

By:	/s/ Itamar Gaino Filho

Name: Itamar Gaino Filho

Title: Chief Legal and Compliance Officer

Date: November 26, 2024